Exhibit 14a

Consent of Independent Registered Public Accounting Firm

To the Shareholders of the Funds and Board of Trustees

MainStay Funds Trust and The MainStay Funds:

We consent to the use of our reports dated December 23, 2020, with respect to the financial statements and financial highlights of MainStay Epoch U.S. All Cap Fund, a series of MainStay Funds Trust, and MainStay WMC Enduring Capital Fund (formerly MainStay MacKay Common Stock Fund), a series of The MainStay Funds, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights”, “Form of Agreement and Plan of Reorganization”, and “Financial Highlights of the MainStay Epoch U.S. All Cap Fund and the Acquiring Fund” in this Information Statement/Prospectus, and “Pro Forma Financial Information” in the Statement of Additional Information for this Information Statement/Prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 19, 2021